

February 26, 2021

Eric Scheyer
Chief Executive Officer
Star Peak Energy Transition Corp.
1603 Orrington Avenue, 13th Floor
Evanston, Illinois 60201

>   **Re: Star Peak Energy Transition Corp.**
>   **Amendment No. 2 to Registration Statement on Form S-4**
>   **Filed February 12, 2021**
>   **File No. 333-251397**

Dear Mr. Scheyer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4

General, page 1

1.   Please comply with prior comments 5 and 10 in your next amendment.

Unaudited Historical Comparative and Pro Forma Combined Per Share Information of STPK and Stem, page 19

2.   We note your response to prior comment 1. You indicate that the exchange ratio was calculated as the outstanding shares of Stem as of the date of this filing divided by the 65,000,000 new shares of common stock that will be issued, or reserved for issuance, by STPK. However, it is not clear to us why the exchange ratio was not calculated as the 65,000,000 new shares of common stock that will be issued divided by the outstanding shares of Stem stock (common and preferred) that will be exchanged for the new shares of

common stock. In this regard, we note your disclosure on page vi that the exchange ratio would have been approximately 0.217 of a share of New Stem Common Stock for each share of Existing Stem Stock.

Consolidated Financial Statements - Stem, Inc.
2. Summary of Significant Accounting Policies
Equity Method Investments, page F-43

3.   We note your response to prior comment 6. You indicate that power is shared with the other investor in the SPE, who is not considered a related party (including de facto agency relationships) of Stem Inc. pursuant to ASC 810-10-25-38D. You also indicate that the power to direct the activities of the SPE that most significantly impact the SPE's economic performance require the consent of both you and the other investor. Please help us better understand how you determined that control is shared between you and the other investor in the SPE. Please specifically address how you determined that the consent provisions in your governance agreement are substantive. Please describe how disagreements between you and the other investor are handled when one party does not provide consent. Please also describe the remedies available to ensure that the significant activities of the SPE that most significantly impact the SPE's performance are executed.

3. Revenue, page F-53

4.   Please be advised that we are continuing to review your response to prior comment 9.

General

5.   Please provide updated executive compensation information for the most recent fiscal year end in response to Item 402 of Regulation S-K.

        You may contact Ernest Greene at (202) 551-3733 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Sherry Haywood at (202) 551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Matthew R. Pacey